August 8, 2016

VIA EDGAR AND FEDEX

Ms. Era Anagnosti

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation

Registration Statement on Form S-4

Filed July 8, 2016

File No. 333-212453

Dear Ms. Anagnosti:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comments contained in the letter to the Company, dated August 5, 2016, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-212453) (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement (the “Amendment”). Where the Company has revised the Registration Statement in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Simmons’ Reason for the Sale

Interests of CNBI’s and Citizens Bank’s Directors and Executive Officers in the Sale, page 53

Employment Relationships, page 53

1.	We note your response and revised disclosure as it relates to our comment 4. With respect to the executive officers of Citizens Bank who will be employed by Simmons, including Messrs. Allen and Parker, please clarify the role that they will hold post-merger and describe, if known, the terms of their respective employment.

Response:

In response to the Staff’s comment, the Company has revised pages 11 and 53 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

August 8, 2016

2.	We note your response and revised disclosure as it relates to our comment 5. Please clarify and revise as necessary to disclose whether Mr. Paul Willson will be receiving a change of control payment, along with Messrs. Allen and Parker.

Response:

The Company respectfully advises the Staff that Paul Willson is not a party to a Change in Control Compensation Agreement with CNBI or Citizens Bank and he will not be receiving a change of control payment in connection with the sale or the dissolution.

The CNBI Annual Meeting

Support and Non-Competition Agreements, page 54

3.	We note your response and revised disclosure as it relates to our comment 3. Since the support agreement represents a material aspect of the merger transaction, ensuring the approval of the overall transaction, especially in light of CNBI’s management exercise of voting control, we believe that the form of support agreement is required to be filed as an exhibit to the registration statement or included as Exhibit A to the stock purchase agreement (Annex A to the proxy/prospectus). Please file the form of support agreement as an exhibit with your next amendment.

Response:

In response to the Staff’s comment, the Company has revised page 55 of the Amendment and attached a form of the Support Agreement as Exhibit A to the stock purchase agreement, which is attached to the Amendment as Annex A, and is incorporated therein by reference.

The Stock Purchase Agreement, page 63

Explanatory Note, page 63

4.	We note your response and revised disclosure as it relates to our comment 7. We note the continued presence of disclosure implying that the merger agreement and related summary do not constitute public disclosure, and therefore shareholders should not rely on it. In this regard, we note the following statements: (i) the SPA’s representations and warranties “…were made only for purposes of the [SPA] …and are solely for the benefit of Simmons, CNBI, and Citizens Bank…[;]” (ii) the SPA’s representations and warranties “may be subject to a contractual standard of materiality” that “differs from the standard generally applicable to shareholders…[;]” and (iii) that the representations and warranties in the SPA were negotiated to allocate risk between the contractual parties “rather than establishing matters as facts.” Please revise your disclosure to remove these implications.

Response:

In response to the Staff’s comment, the Company has revised page 63 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

August 8, 2016

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III (202) 662-5986 or Michael P. Reed (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President,
General Counsel and Secretary

cc:	Joshua Dilk
Staff Attorney

Frank M. Conner III
Covington & Burling LLP

Michael P. Reed
Covington & Burling LLP